Filer: Sprott Asset Management LP
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust
Commission File No. 132-02793
Date: April 28, 2015

Sprott is Committed to Unlocking Value for Unitholders of
 Central GoldTrust and Silver Bullion Trust
Toronto, Ontario, Canada – April 28, 2015 – Sprott Asset Management LP (“Sprott”) today highlighted the positive market reaction to Sprott’s previously announced intention to commence, together with Sprott Physical Gold Trust (NYSE: PHYS/TSX: PHY.U) and Sprott Physical Silver Trust (NYSE: PSLV/TSX: PHS.U) (together, the “Sprott Physical Trusts”), offers to acquire all of the outstanding units of Central GoldTrust (“GTU”) ( NYSEMKT: GTU / TSX: GTU-U) for units of Sprott Physical Gold Trust and all of the outstanding units of Silver Bullion Trust (“SBT”)(TSX:SBT-U) for units of Sprott Physical Silver Trust, in each case on a net asset value (“NAV”) to NAV exchange ratio basis (the “Exchange Offers”).
—	Since Sprott announced its intended Exchange Offers on April 23, 2015, the discounts to NAV at which GTU and SBT are trading have narrowed by 54% and 92%, respectively, unlocking approximately US$46 million in unitholder value for GTU and SBT unitholders
“Since last week, when we announced our intention to offer GTU and SBT unitholders an opportunity to move into the Sprott Physical Trusts, the discounts at which GTU and SBT were trading have been reduced dramatically,” said John Wilson, Chief Executive Officer of Sprott Asset Management. “We believe that the market’s reaction to our announcement demonstrates that, if successful, our offers are likely to result in a meaningful reduction in the persistent NAV discounts that have impacted GTU and SBT.”
Sprott notes the relatively consistent spread between the Sprott Physical Gold Trust and Sprott Physical Silver Trust’s trading prices versus GTU’s and SBT’s trading prices relative to their NAVs. Sprott is confident that it is uniquely positioned to provide unitholders of GTU and SBT with a meaningful choice as to how their physical bullion is held and managed. Together, these factors led to Sprott announcing its intention to make the Exchange Offers.
Sprott has been monitoring the situation involving GTU and SBT and Polar Securities. Irrespective of the outcome of the GTU and SBT unitholder meetings on May 1, 2015 and May 20, 2015, respectively, Sprott intends to pursue the Exchange Offers. Sprott is hopeful the trustees of GTU and SBT will fully consider the Exchange Offers and act in a manner that allows GTU and SBT unitholders to make an informed and meaningful choice.
“Investors in the Sprott Physical Trusts benefit from continuous product marketing, promotion and engagement with investors, all of which are made possible through highly competitive management fees. We believe this ongoing commitment of capital and qualified personnel contributes to the consistently superior trading of the Sprott Physical Trusts compared to GTU and SBT,” said James Fox, President of Sprott Asset Management.
Sprott is a subsidiary of Sprott Inc., a publicly-listed company with a strong balance sheet and deep expertise in precious metals investments. Sprott has a globally recognized precious metals franchise and a corporate history that dates back to 1981.
Written details of the Exchange Offers will be provided to GTU and SBT unitholders and filed on www.sedar.com and, as applicable, www.sec.gov in due course.

The table below was included in Sprott’s press release issued on April 23, 2015:
Average Monthly Trading Premium/Discount to NAV(1)

	PHYS	GTU	Sprott Advantage	PSLV	SBT	Sprott Advantage
April 2015 (1-22)	-0.38%	-7.91%	7.53%	0.65%	-10.08%	10.73%
March 2015	-0.16%	-7.65%	7.49%	1.72%	-8.64%	10.36%
February 2015	0.19%	-5.57%	5.76%	3.22%	-8.10%	11.32%
January 2015	-0.23%	-5.84%	5.61%	1.85%	-9.01%	10.86%
December 2015	-0.46%	-8.67%	8.21%	0.61%	-8.83%	9.44%
November 2014	-0.54%	-10.49%	9.95%	3.82%	-8.81%	12.63%
October 2014	-0.59%	-8.00%	7.41%	4.17%	-6.39%	10.56%
September 2014	-0.55%	-6.68%	6.13%	4.13%	-7.44%	11.57%
August 2014	-0.41%	-4.78%	4.37%	3.88%	-6.91%	10.79%
July 2014	-0.36%	-3.92%	3.56%	3.35%	-6.96%	10.31%
June 2014	-0.43%	-3.42%	2.99%	2.54%	-7.34%	9.88%
May 2014	-0.40%	-3.46%	3.06%	2.82%	-6.28%	9.10%
April 2014	-0.34%	-5.44%	5.10%	1.90%	-7.13%	9.03%
March 2014	-0.16%	-4.87%	4.71%	3.09%	-6.92%	10.01%
February 2014	-0.11%	-3.94%	3.83%	3.68%	-6.40%	10.08%
January 2014	-0.37%	-5.24%	4.87%	1.57%	-8.97%	10.54%
(1) Based on the average daily closing prices on the NYSE Arca (PHYS and PSLV), the NYSE MKT (GTU) and the Toronto Stock Exchange (SBT).

Sprott intends to formally commence the Exchange Offers as soon as practicable. Full details of each Exchange Offer, and its related consent solicitation, will be set out in a takeover bid circular and accompanying offer documents (collectively, the “Exchange Offer Documents”), which Sprott expects to file with the Canadian securities regulatory authorities. In connection with each Exchange Offer, the applicable Sprott Physical Trust expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which will contain a prospectus relating to the applicable Exchange Offer (each a “Prospectus”), Sprott and Sprott Physical Gold Trust will also file a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the GTU Exchange Offer. This news release is not a substitute for the Exchange Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. Such documents are not currently available, but once available GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE EXCHANGE OFFERS. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov.
GTU and SBT unitholders who have questions regarding the Sprott Exchange Offers are encouraged to call Kingsdale Shareholder Services at 1-888-518-6805.
Important Notice
This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward Looking Information
This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, successful completion and settlement of the Exchange Offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Exchange Offers, reasons to accept the Exchange Offers and the purposes of the Exchange Offers. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and

SBT; that all required regulatory approvals for the Exchange Offers will be obtained and all other conditions to completion of the Exchange Offers will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading "Risk Factors" in each of the Sprott Physical Trusts’ most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT
Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management
Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.
To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

For more information:
Glen Williams
Director of Communications
Sprott Group
Direct: 416-943-4394 or Cell: 647-823-3971
gwilliams@sprott.com

or

Ian Robertson
Kingsdale Shareholder Services
Vice President, Communications
Direct: 416-867-2333 or Cell: 647-621-2646
irobertson@kingsdaleshareholder.com